Exhibit 99.1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	as at	March 31, 2015	December 31, 2014
ASSETS
Current
Cash and cash equivalents (note 4(a))		$12,628	$14,365
Investments (note 4(b))		16,243	16,180
Prepaid expenses and other assets		963	855
Total Current Assets		29,834	31,400
Non-current
Equipment		296	200
Total Non-Current Assets		296	200
Total Assets		$30,130	$31,600

LIABILITIES
Current
Accounts payable		$554	$256
Accrued liabilities		1,931	1,662
Convertible promissory notes (note 6(e))		277	410
Total Current Liabilities		2,762	2,328

SHAREHOLDERS' EQUITY
Share capital
Common shares (note 6)		222,460	221,259
Equity portion of convertible promissory notes		43	64
Stock options (note 6(c) and 7)		4,561	4,078
Contributed surplus (note 6(b))		21,663	21,653
Warrants (note 6(a))		493	501
Deficit		(221,852)	(218,283)
Total Equity		27,368	29,272
Total Liabilities and Equity		$30,130	$31,600

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 10)

1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Three
	months ended	months ended
	Mar. 31, 2015	Feb. 28, 2014
(amounts in 000's of Canadian Dollars except for per common share data)	(Note 1)
REVENUE	$-	$-

EXPENSES
Research and development (note 9)	884	597
General and administrative (note 9)	2,769	1,771
Operating expenses	3,653	2,368
Finance expense	20	78
Finance income	(104)	(13)
Net finance expense (income)	(84)	65
Net loss and total comprehensive loss for the period	3,569	2,433
Basic and diluted loss per common share	$0.30	$0.48

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per common share (000's) (note 6(d))	11,794	5,106

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

2

Aptose Biosciences Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Common Shares	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Promissory Notes	Deficit	Total

Balance, January 1, 2015	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272

Warrant and stock option exercises	1,051	(476)	(8)	-	-	-	567

Stock-based compensation (note 7)	-	959	-	-	-	-	959

Promissory note conversion (note 6(e))	150	-	-	10	(21)	-	139

Net loss	-	-	-	-	-	(3,569)	(3,569)

Balance, March 31, 2015	$222,460	$4,561	$493	$21,663	$43	$(221,852)	$27,368

Balance, December 1, 2013	$176,923	$1,983	$2,000	$21,280	$88	$(203,858)	$(1,584)

Public equity offering	6,927	-	350	-	-	-	7,277

Stock-based compensation	-	349	-	-	-	-	349

Warrant and stock option exercises	537	(20)	(78)	-	-	-	439

Expiry of stock options	-	(27)	-	27		-	-

Net loss	-	-	-	-	-	(2,433)	(2,433)

Balance, February 28, 2014	$184,387	$2,285	$2,272	$21,307	$88	$(206,291)	$4,048

3

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Three
	months ended	months ended
	March 31, 2015	Feb. 28, 2014
(amounts in 000's of Canadian Dollars)	(Note 1)
Cash flows from operating activities:
Net loss for the period	$(3,569)	$(2,433)
Items not involving cash and other adjustments:
Stock-based compensation	959	349
Depreciation of equipment	12	5
Finance income	(104)	(13)
Accretion expense	7	36
Finance expense	13	42
Other	-	(2)
Change in non-cash operating working capital (note 8)	459	(175)
Cash used in operating activities	(2,223)	(2,191)
Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs	-	7,277
Exercise of warrants and options	567	440
Interest on promissory notes	(13)	(42)
Cash provided by financing activities	554	7,675
Cash flows from investing activities:
Acquisitions of short-term investments	(63)	-
Purchase of fixed assets	(109)	(5)
Interest income	104	13
Cash (used in) provided by investing activities	(68)	8
(Decrease) increase in cash and cash equivalents during the period	(1,737)	5,492
Cash and cash equivalents, beginning of period	14,365	1,738
Cash and cash equivalents, end of period	$12,628	$7,230

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

4

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2015 and three months ended February 28, 2014

(Tabular amounts are in 000s)

1.	Reporting Entity

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Suite 228, Mississauga, Ontario, Canada, L4N 1R9

.

Aptose changed its name from Lorus Therapeutics Inc. effective August 28, 2014.

Effective July 17, 2014 the Company changed its fiscal year end from May 31 to December 31. As a result of that change the current reporting fiscal period is for the three months ended March 31, 2015 while the prior year comparative period is for the three months ended February 28, 2014 and therefore are not directly comparable to the current period.

2.	Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company as at March 31, 2015 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and does not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 5, 2015.

(b) Functional and presentation currency

The functional and presentation currency of the Company is the Canadian dollar (“$”).

(c) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of contingent liabilities and valuation of tax accounts. Significant estimates also take place in connection with the valuation of share-based compensation, share purchase warrants and finders’ warrants.

3.	Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the seven months ended December 31, 2014. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three month period ended March 31, 2015 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2015. For further information, see the Company’s audited consolidated financial statements including notes thereto for the seven months ended December 31, 2014.

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APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2015 and three months ended February 28, 2014

(Tabular amounts are in 000s)

Standards and Interpretations Adopted in Fiscal 2015

There were no new accounting standards adopted during the three months ended March 31, 2015.

4.	Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents, investments and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remains unchanged from the seven months ended December 31, 2014.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $311 thousand (December 31, 2014 - $293 thousand) and funds deposited into high interest savings accounts totalling $12.317 million (December 31, 2014 - $14.072 million). The current interest rate earned on these deposits is between 1.2% and 1.25% (December 31, 2014 – 1.2-1.25%).

(b)	Investments:

As at March 31, 2015 and December 31, 2014, short term investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings. Short-term investments include twelve investments (December 31, 2014 – twelve investments) with maturity dates from April 22, 2015 to June 19, 2016 (December 31, 2014 – April 22, 2015 to June 19, 2016), bearing an interest rate from 1.50% to 2.10% (May 31, 2014 – 1.56% to 1.85%) per annum. Included in the investments balance are $8.1 million in investments that mature in fiscal 2016.

5.	Financial instruments

(a)	Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	March 31, 2015	December 31, 2014

Financial assets
Cash and cash equivalents (consisting of deposits in high interest savings accounts), measured at amortized cost	$12,628	$14,365
Investments, consisting of guaranteed investment certificates, measured at amortized cost	16,243	16,180

Financial liabilities
Accounts payable, measured at amortized cost	554	256

Accrued liabilities, measured at amortized cost	1,931	1,662

Convertible promissory notes, measured at amortized cost	277	410

At March 31, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values.

6

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2015 and three months ended February 28, 2014

(Tabular amounts are in 000s)

(b)	Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

(iii)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At March 31, 2015, U.S. dollar denominated accounts payable and accrued liabilities amounted to US$740 thousand (December 31, 2014 - US$565 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of US$74 thousand (December 31, 2014- US$57 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

6.	Share capital

The Company is authorized to issue an unlimited number of common shares.

Continuity of common shares and warrants

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, May 31, 2014	10,388	$212,938	1,630	$1,857
Warrant exercises	1,231	7,814	(1,231)	(1,166)
Warrant expiry	-	-	(190)	(190)
Option exercises	36	345	-	-
Promissory note conversion	45	162	-	-
Balance, December 31, 2014	11,700	$221,259	209	$501
Warrant exercises (a)	8	33	(8)	(8)
Option exercises	117	1,018	-	-
Promissory note conversion	42	150	-	-
Balance, March 31, 2015	11,867	$222,460	201	$493

7

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2015 and three months ended February 28, 2014

(Tabular amounts are in 000s)

(a)	Exercise of Warrants

Warrants exercised during the three months ended March 31, 2015:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	8	$25
Total	8	$25

In addition to the cash proceeds received, the original fair value related to these warrants of $8 thousand was transferred from warrants to share capital. This resulted in a total amount of $33 thousand credited to share capital.

Summary of outstanding warrants:

(in thousands)	March 31, 2015	December 31, 2014
August 2011 warrants (i)	81	89
June 2013 private placement warrants (ii)	47	47
December 2013 broker warrants (iii)	73	73
Number of warrants outstanding, end of period	201	209

(i)	August 2011 warrants are exercisable into common shares of Aptose at a price per share of $5.40 and expiring in August 2016.

(ii)	June 2013 private placement warrants are exercisable into common shares of Aptose at a price per share of $3.00 and expiring in June 2015.

(iii)	December 2013 broker warrants are exercisable into common shares of Aptose at a price per share of $6.60 and expiring in December 2015.

(b)	Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Three months ended	Three months ended
	March 31, 2015	February 28, 2014

Balance, beginning of period	$21,653	$21,280
Exercise of convertible promissory notes	10	─
Expiry of vested stock options	-	27
Balance, end of period	$21,663	$21,307

(c)	Continuity of stock options

	Three months ended	Three months ended
	March 31, 2015	February 28, 2014
Balance, beginning of period	$4,078	$1,983
Stock based compensation	959	349
Exercise of stock options	(476)	(20)
Expiry of vested stock options	-	(27)
Balance, end of period	$4,561	$2,285

8

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2015 and three months ended February 28, 2014

(Tabular amounts are in 000s)

(d)	Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three month periods ending March 31, 2015 and February 28, 2014 calculated as follows:

	Three months ended
	March 31, 2015	February 28, 2014

Issued common shares, beginning of period	11,700	3,521
Effect of public offering	-	1,061
Effect of overallotment	-	106
Effect of warrant and option exercises	71	418
Effect of promissory note conversions	23	-
	11,794	5,106

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(e)	Convertible promissory notes

During the three months ended March 31, 2015, $150 thousand promissory notes due in September 2015 incurring interest at a rate of 10% and with a carrying value of $140 thousand were converted into 42 thousand common shares of the Company.

7.	Stock options

(a)	Stock options transactions for the period:

	Three months ended		Three months ended
	March 31, 2015		February 28, 2014
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of period	1,374	$5.95	417	$6.00
Granted	128	6.81	141	7.31
Exercised	(117)	4.62	(6)	3.72
Expired	(1)	5.49	(1)	24.85
Outstanding, end of period	1,384	$6.14	551	6.36

(b)	Stock options outstanding at March 31, 2015:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of Options	life (years)	price	of Options	price

$ 2.16 - $ 3.48	120	7.3	$2.78	120	$2.78
$ 3.49 - $ 5.70	645	9.1	5.58	36	5.70
$ 5.71 - $ 9.36	614	9.1	6.96	212	7.95
$ 9.37 - $118.80	5	2.9	63.26	5	63.26
	1,384	8.9	$6.13	373	$6.73

9

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2015 and three months ended February 28, 2014

(Tabular amounts are in 000s)

(c)	Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Three months ended	Three months ended
	March 31, 2015	February 28, 2014

Exercise price	$ 6.77-7.14	$ 6.96-7.32
Grant date share price	$ 6.77-7.14	$ 6.96-7.32
Risk free interest rate	1.5%	1.5%
Expected dividend yield	—	—
Expected volatility	113%	135%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$5.46	$6.38

Stock options granted by the Company during the three months ended March 31, 2015 vest 50%, 25% and 25% on each of the next three anniversaries.

Stock options granted by the Company during the three months ended February 28, 2014 consisted of 70,834 options that vested 50% upon issuance and 25% on each of the next two anniversaries and 70,417 options which vest 50%, 25% and 25% on each of the next three anniversaries.

Refer to note 10 for a breakdown of stock option expense by function.

The Company has reserved up to 1,780,000 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of March 31, 2015.

8.	Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended
	March 31, 2015	February 28, 2014

Prepaid expenses and other assets	$(108)	$(7)
Accounts payable	298	107
Accrued liabilities	269	(275)
	$459	$(175)

9.	Other expenses

Components of research and development expenses:

	Three months ended
	March 31, 2015	February 28, 2014

Small molecule program costs	$860	$519
Stock based compensation	19	15
Deferred share unit costs	-	59
Depreciation of equipment	5	4
	$884	$597

10

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three months ended March 31, 2015 and three months ended February 28, 2014

(Tabular amounts are in 000s)

Components of general and administrative expenses:

	Three months ended
	March 31, 2015	February 28, 2014

Stock based compensation	$940	$334
General and administrative excluding salaries	1,069	520
Salaries	753	780
Deferred share unit costs	-	136
Depreciation of equipment	7	1
	$2,769	$1,771

10.	Commitments, contingencies and guarantees.

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	$594	988	506	$2,088

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts could result in future payment commitments of up to approximately $2.1 million over the related service period. Of this amount, $117 thousand has been paid and $120 thousand has been accrued at March 31, 2015. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

11.	Related Party Transactions

In March 2015 the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2015 to March 31, 2016 for an annual fee of USD$154,456 to be paid to UCSD in monthly installments.

This transaction is in the normal course of business and will be measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	Subsequent Events

Subsequent to the quarter end, 18 thousand warrants were exercised into 18 thousand common shares of the Company at a price of $6.60 per share for proceeds of $121 thousand.

In the month of April the Company converted $9.7 million Canadian dollars into $7.98 million US dollars. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $798 thousand.

11